Exhibit 99.1

Press Release

For immediate release

Banle Energy International Limited Partnered with Cargill to participate in the successful full-laden leg Voyage undertaken by Tata Steel

Hong Kong May 13, 2024 (GLOBE NEWSWIRE) – Banle Energy International Limited, a Hong Kong subsidiary of the Banle Group (NASDAQ: BANL), a reputable marine fuel logistic company in the Asia Pacific region, is thrilled to have participated in the successful full-laden leg voyage from Gladstone to Paradip undertaken by Tata Steel Group (“Tata Steel”), which was completed on May 8. This voyage was made possible through a collaborative effort, with a 1,000 MT B24 biofuel supply provided in partnership with Cargill International SA. (“Cargill”) and China Shipping & Sinopec Suppliers Company Limited (“Sinobunker”). The B24 biofuel bunkering service was conducted on March 15, 2024 at a port in Guangzhou, China.

Tata Steel is one of the world’s leading steel producers, with operations and commercial presence across the globe, while Cargill is a renowned global company specializing in sustainable food ingredients, agricultural solutions, and industrial products.

This milestone marks our first B24 biofuel bunkering service provided to Cargill, supporting their inaugural B24 biofuel bunkering supply in China and furthering their efforts in decarbonization.

Building upon the success of our B24 biofuel supply, we remain committed to seizing opportunities in promoting alternative fuels for the shipping industry. Facilitating the use of alternative fuels will also support shipowners in improving their vessels’ carbon intensity indicator (CII) ratings, a standardized measurement developed by the IMO to assess the energy efficiency and carbon emissions of a vessel.

Teck Lim Chia, our Chairman and Chief Executive Officer, expressed his delight, stating: “We are thrilled to support Tata Steel and Cargill in providing B24 biofuel bunkering services. This marks our first collaboration with Tata Steel and our first B24 biofuel bunkering supply to Cargill in China.”

Banle Group remains dedicated to delivering exceptional bunkering services that cater to the evolving needs of the maritime industry. As we focus on expanding our operations in Europe, we continue to forge strategic partnerships and explore new opportunities to provide efficient and reliable solutions.

Photo Caption

Biofuel delivered to MV. Cape XL at a port in Guangzhou, China.

About Banle Group

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, Turkey and Belgium. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

Forward-Looking Information and Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com